

<u>VIA U.S. MAIL AND FAX (901) 259-2594</u>
Mail Stop 4561

November 28, 2008

Randall H. Brown, Chief Financial Officer
Education Realty Trust, Inc.
530 Oak Court Drive, Ste. 300
Memphis, TN 38177

> **Re: Education Realty Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 4, 2008**
> **File No. 001-32417**
> **Proxy Statement on Schedule 14A**
> **Filed April 9, 2008**
> **File No. 001-32417**

Dear Mr. Brown:

    We have reviewed your response letter dated October 20, 2008, and have the following additional comments.

<u>DEF 14A</u>

1. We note your response to comment 2 of our letter dated October 7, 2008; however, we are unable to agree with your response regarding the disclosure of quantitative goals. As you have stated, the quantitative targets are worth 50% of the bonus at target level, which indicates that this is a material component of your bonus arrangements. Also, we are unable to agree that budgeted pre-tax NOI for fiscal years that have been completed would constitute proprietary information or that disclosure of that information would cause competitive harm. Please tell us the 2007 budgeted and actual pre-tax NOI and confirm that you will include similar disclosure in future filings.

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    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Duc Dang at (202) 551-3386, or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen Garnett
Assistant Director